Exhibit 99.1

ARIS MINING ANNOUNCES PROPOSED COLOMBIAN Ministry of environment
RESOLUTION RELATED TO THE Santurbán rEGION

Vancouver, Canada, November 28, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that the Colombian Ministry of Environment has proposed a 20-day public consultation on a draft resolution to establish a Temporary Reserve Area (TRA) in the Santurbán region of the Santander Department, where the Soto Norte Project, which is 51% owned and operated by Aris Mining, is located. This resolution seeks to allow the Colombian Ministry of Environment to assess water resources in the area and to temporarily suspend the issuance of new environmental licenses for two years. For clarity, this proposed resolution does not affect Aris Mining’s Segovia Operations, our operations at the Marmato Mine or the Lower Mine Project, all of which are licensed and located outside the designated study area.

Neil Woodyer, CEO of Aris Mining, commented “Aris Mining continues to define its smaller-scale version of the Soto Norte Project and is moving forward with environmental and technical studies for completion in mid-2025. Our redesigned project takes a new approach compared to previous permitting submissions, featuring scaled-down mining operations and processing facilities, a reduced environmental footprint, and new processing options to support local small-scale miners. Notably, the Soto Norte Project remains several years away from development and is planned to commence following the completion of the ongoing expansions of our Segovia and Marmato Mines.

At our other Colombian sites, partnerships with small-scale miners have delivered tangible community and environmental benefits. Backed by strong support from local communities in the Soto Norte area of the Santander Department, we intend to present a fully redesigned project to the Colombian regulators following conclusion of our environmental and technical studies. We are confident that our completed development plan will comply with both Colombian and international environmental standards.

Our new Soto Norte Project plans align with the draft resolutions’ intent to prioritize environmental protection. The Soto Norte Project offers a pragmatic solution to reduce existing harm caused by informal mining activities and supports development of the local communities.”

About Aris Mining

Aris Mining is a gold producer in Latin America, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year, following a ramp-up period after the Segovia mill expansion scheduled for completion in 2025 and the ramp-up of the new Marmato Lower Mine during 2026. Aris Mining also operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of traditional miners into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

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Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements relating to the purpose, timing and impact of the proposed TRA, the Company’s plans and proposed timing related to the Soto Norte Project, the benefits of the Company’s partnership model with small-scale minors, compliance of the Company’s revised development plan with environmental standards and the TRA, the potential economic and environmental benefits of the Soto Norte Project, anticipated production growth, timing of the completion of the Segovia mill expansion and the ramp-up of the Marmato Lower Mine. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Statements concerning mineral resources and mineral reserve estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining's Annual Information Form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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